UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Venture Lending & Leasing II, Inc.

Address of Principal Business Office: 2010 North First Street; Suite 310; San Jose, CA 95131

Telephone Number (including area code): (408) 436-8577

File Number under the Securities Exchange Act of 1934: 000-22593

Basis for filing the notification of withdrawal:

The company 1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of San Jose and the state of California on the day of August 21, 2003
Venture Lending & Leasing II, Inc.
(Name of Company)

Signature: /s/Ronald W. Swenson .
(Name of director, officer or general partner signing on behalf of the company)

CEO, Chairman of the Board of Directors
(Title)

Attest: /s/Brian Best .
(Name)
Chief Financial Officer
(Title)